Triangle Petroleum Corporation
Suite 1250, 521-3rd Avenue SW
Calgary, Alberta
Canada T2P 3T3
(403) 262-4471

July 30, 2008

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Carmen Moncada-Terry, Esq.

Re:	Triangle Petroleum Corporation (the “Company”) Post-Effective Amendment to Registration Statement on Form S-8 Filed July 29, 2008 File No. 333-129001

Ladies and Gentlemen:

The undersigned registrant, Triangle Petroleum Corporation, hereby requests that the Commission withdraw the above-referenced Post-Effective Registration Statement on Form S-8.  The filing was inadvertently filed as a POS-AM instead of an S-8 POS.

It is our understanding that this application for withdrawal of the POS AM will be deemed granted as of the date that it is filed with the Commission unless Triangle Petroleum Corporation receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call James M. Turner, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Thank you for your assistance in this matter.

TRIANGLE PETROLEUM CORPORATION

By: /s/ SHAUN TOKER

Shaun Toker Chief Financial Officer

cc: James M. Turner, Esq.